Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 7, 2014

To: All COV employees

Subject: A Message from Bill Burke and Geoff Martha

Dear Colleagues,

The pending combination of Medtronic and Covidien announced in June represents a tremendous opportunity to create the world’s premier medical technology, services and solutions company. While the companies will continue to operate independently until the close of the transaction, we will work together to better understand how we each operate today and plan for the future organization.

Combining two companies of our size and reach is complicated and will require a defined approach and strategy to ensure a successful integration. There are two major phases of integration during an acquisition — pre-close integration planning and post-close implementation of those integration plans. Currently, we are in the pre-close planning stage. Effective integration planning requires understanding the companies’ current operations and what capabilities, processes and people will best serve the combined company when the proposed acquisition closes.

To this end, the companies have created a structure to govern the integration process. A Joint Steering Committee (JSC) comprised of senior leaders from both companies will oversee an Integration Management Office (IMO) that will lead the pre- and post-closing integration efforts. Members of the JSC will include Omar Ishrak (Chairman and CEO of Medtronic) and Joe Almeida (Chairman, President and CEO of Covidien) and the following senior leaders: Gary Ellis, CFO and Carol Surface, Chief Human Resources Officer (Medtronic); and Chuck Dockendorff, CFO; Mike Dunford, Senior Vice President, Human Resources and Bryan Hanson, Group President Medical Devices & U.S. (Covidien). The JSC will meet monthly and make key decisions related to the integration.

Together we will lead the IMO, which is charged with analyzing a range of processes and capabilities within both organizations and determining the most effective ways for the combined company to operate.

Co-leaders for the IMO in the areas of strategy, finance, communication and organization have been named for Medtronic and Covidien. These individuals will be supported by colleagues in their respective functions with the goal of successfully closing the transaction and launching the new Medtronic on its first day of operation.

These co-leaders are as follows:

From Medtronic: Brett Knappe (Strategy), Brenda Lovcik (Finance), Rob Clark (Communications) and Tracy Platt (Organization)

From Covidien: Jimmy DeStephens (Strategy), Steve Nee (Finance), Jacqueline Strayer (Communications) and Kate Hoepfner-Karle (Organization)

Over the next few weeks, the IMO will be launching sub-teams to develop detailed integration plans covering the functions, businesses and regions of the combined company. Each of these teams will be jointly led by Medtronic and Covidien leaders. Their focus will be to maximize our ability to be ready as soon as the combined company launches. We will communicate the names of those leaders in the coming days.

Integrating two world-class companies will require the dedication and commitment not just of these leaders but of many employees throughout our organizations. We recognize that many of you remain uncertain about what the integration will mean to you and how the future Medtronic will be structured and operate. We remain committed to keeping you informed of the activities of the IMO and about the transaction overall.

As our respective teams have come together for this integration planning, we have realized the passion we share for patients around the world. By putting patients’ interests first, we know we will succeed in our efforts to transform health care.

Finally, it is important to reiterate that we are in the planning stage and each company must continue to stay focused on delivering on our current commitments to customers, shareholders and patients.

Many thanks to you for your continued dedication and support.

Best regards,

Geoff Martha Senior Vice President and Chief Integration Officer Medtronic	Bill Burke Vice President, Integration Covidien

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER

RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.